UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2016

Commission File Number: 000-52145

DIGATRADE FINANCIAL CORP
(Translation of registrant's name into English)

The World Trade Centre

999 Canada Place, Suite 568
Vancouver, BC V6C-3E1

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

[ X    ] Form 20-F   [   ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [           ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [           ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [           ] No [ x ]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 000-52145

SUBMITTED HEREWITH

Exhibits

EX-99.1	Unaudited Interim Consolidated Financial Statements - March 31. 2016
EX-99.2	Management’s Discussion and Analysis of Financial Conditions And Results of Operations - March 31. 2016
EX-99.3	Certification of Interim Filings CEO
EX-99.4	Certification of Interim Filings CFO

PRESS RELEASE:

DIGATRADE FINANCIAL CORP FILES Q1-2016 FINANCIAL STATEMENTS AND MD&A

For Immediate Release

Vancouver, BC – May 27, 2016 – Digatrade Financial Corp. (OTCQB: BITXF), an operating digital assets exchange and internet financial services company, today announced that the Company has filed its interim financial statements for the period ended March 31, 2016 on Sedar www.sedar.com and on Edgar www.sec.gov.

In addition, the Company reports that a one-for-fifty (1:50) reverse split is in process; pursuant to which each fifty shares of the Company’s issued and outstanding shares of common stock will be combined and reclassified into one share of common stock, adjusted for any fractional shares or "odd lots" of less than 100 shares (“Reverse Split”). The Reverse Split does not change the par value of the Company's Common Stock, which remains at $0.001 per share, or the number of shares of common stock the Company is authorized to issue, which remains at 100,000,000 shares; the current issued and outstanding share amount is 82,442,179.

The purpose of the share consolidation is to facilitate further financings and transactions for the Company and to meet requirements to list the Company shares on a fully recognized Canadian Stock Exchange. This corporate action will result in the formal completion of the name change from Bit-X Financial Corp to Digatrade Financial Corp.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Digatrade Financial Corp
(Registrant)

Date: May 27, 2016	By:	/s/ Brad J. Moynes
Brad J. Moynes

	Title:	President & CEO